Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	(in millions of euros, except ratios)
	Year ended December, 31
	2007	2006	2005	2004	2003
IN ACCORDANCE WITH US GAAP
EARNINGS
Income before taxes	4,465	1,229	1,662	1,948	681
Dividend income from equity accounted investees *	48	7	312	59	1
Amortisation on capitalised interest	8	8	9	9	8
Add: fixed charges	405	494	436	462	530
Total earnings, as defined	4,926	1,738	2,419	2,478	1,220

FIXED CHARGES
Interest paid	279	339	289	306	361
Costs related to indebtedness	10	15	11	10	7
Capitalised interest	5	9	10	10	10
Rental expense representative of interest	111	131	126	136	152
Total fixed charges, as defined	405	494	436	462	530

RATIO OF EARNINGS TO FIXED CHARGES	12.15	3.52	5.55	5.37	2.30

*	In accordance with accounting principles, for the years 2006 and 2007 TSMC has been reclassified from an equity-accounted investee to a non-current financial asset.

Note: The years 2003 through 2006 have been restated to present the MDS business, Semiconductors division and Medquist business as discontinued operations.